Prospectus Supplement No. 4	Filed Pursuant to Rule 424(b)(3)
(To Prospectus dated June 14, 2022)	Registration No. 333-259778

Cazoo Group Ltd

Primary Offering of
41,254,566 Class A Shares

Secondary Offering of
410,203,688 Class A Shares
21,129,818 Warrants to Purchase Class A Shares and
21,129,818 Class A Shares Issuable upon Exercise of Warrants

This Prospectus Supplement No. 4 supplements the Prospectus dated June 14, 2022 (the “Prospectus”) of Cazoo Group Ltd, a Cayman Islands exempted company (“we,” “our,” “Cazoo” or the “Company”), that forms a part of the Company’s Registration Statement on Form F-1 (File No. 333-259778). This Prospectus Supplement No. 4 is being filed to update and supplement certain information contained in the Prospectus with the information contained in our Report of Foreign Private Issuer on Form 6-K submitted to the Securities and Exchange Commission on September 8, 2022. This Prospectus Supplement No. 4 should be read in conjunction with the Prospectus, which is required to be delivered with this Prospectus Supplement No. 4. If there is any inconsistency between the information in the Prospectus and this Prospectus Supplement No. 4, you should rely on the information in this Prospectus Supplement No. 4. Capitalized terms used herein but not defined shall have the meanings given to them in the Prospectus.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of material risks of investing in our securities in “Risk Factors”, beginning on page 8 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of the Prospectus or this Prospectus Supplement No. 4. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 4 is September 8, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-40754

Cazoo Group Ltd

(Exact Name of Registrant as Specified in Its Charter)

41 Chalton Street

London NW1 1JD

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (File No. 333-260711) of Cazoo Group Ltd (the “Company,” “Cazoo”, “we,” “us” or “our”) (including the prospectus forming a part of such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Information Contained in this Form 6-K Report

On September 8, 2022, Cazoo Group Ltd (the “Company”) announced that following a review of a range of strategic options, that it proposes to wind down operations in mainland Europe to focus on its core UK market. A copy of the announcement is included as Exhibit 99.1 to this Form 6-K Report.

Risk Factor

The following Risk Factor titled “We may have difficulties implementing our current growth strategy, which could have a material adverse effect on our business and results of operations” in the Report on Form 6-K filed with the U.S. Securities and Exchange Commission by the Company on June 9, 2022 is replaced with the following Risk Factor:

As a result of our recently announced winddown of operations in mainland Europe, our growth strategy has shifted from seeking to increase our market penetration in the UK and in mainland Europe to pursuing growth in the UK market only. We may have difficulties implementing our strategy of growing in the UK, which could have a material adverse effect on our business and results of operations

On September 8, 2022, we announced the winddown of operations in mainland Europe. Accordingly, our growth strategy will no longer seek to achieve increased market penetration in Europe. Our ability to increase our revenues and pursue our growth and development objectives will depend on our success in carrying out our growth strategy of increasing our market penetration in the UK market only.

A number of factors may affect the achievement of our strategy, including, among others, the expected benefits from our business realignment plan announced in June 2022 and the winddown of our operations in mainland Europe, demand for our vehicles, our ability to locate suitable inventory, our ability to grow organically and identify on an opportunistic basis suitable acquisition candidates in the UK, our ability to obtain funding and macroeconomic trends. We may not be able to fulfill our strategy in the near term or at all. In the event that we continue to grow, we will have to react and adapt to the changing business environment, including the emergence of competitors with digital platforms that are similar to our platform. Growth in the volume of sales may also outstrip our ability to serve customers while maintaining the quality and efficiency of the customers’ car-buying and selling experience. See “— If we are unable to adapt to and satisfy customer demands in a timely and cost-effective manner, our ability to grow our business may suffer” in our Report on Form 6-K, filed on June 9, 2022.

The costs associated with the pursuit of our growth strategy, whether successful or not, may have a negative impact on our results of operations or an increase in our indebtedness. Furthermore, the time required to pursue our growth strategy could divert management’s attention from other business concerns.

If we fail to realize our strategic objectives in full or in part and in a timely manner, or if the underlying assumptions on which such objectives are based prove to be incorrect, our ability to increase our revenues and profitability as well as our ability to respond to competitive pressures could suffer, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

EXHIBIT

Exhibit Number	Exhibit Description
99.1	Cazoo Announces Conclusion of Strategic Review of its EU Business

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CAZOO GROUP LTD

Date: September 8, 2022	By:	/s/ Stephen Morana
Stephen Morana
Chief Financial Officer

4

Exhibit 99.1

Cazoo Announces Conclusion of Strategic Review of its EU Business

●	Cazoo proposes to wind down operations in mainland Europe to focus on core UK market

●	EU withdrawal ensures business has a plan that removes requirement for further funding

●	UK used car market largest in Europe with c.8m transactions worth over £100bn annually

●	Cazoo well-positioned to capture the enormous UK market opportunity over the long-term

●	Focus on cash preservation and now expecting to reach Company breakeven by end 2023

●	Expected net savings of over £100m by end of 2023 resulting from withdrawal from the EU

●	Employee consultations to start immediately in each market with the relevant unions notified

●	Record UK revenues and retail unit sales in August despite tough macro-economic backdrop

London and New York, September 8, 2022 — Cazoo Group Ltd (NYSE: CZOO) (“Cazoo” or “the Company”), the UK’s leading online car retailer, which makes buying and selling a car as simple as ordering any other product online, is today announcing the conclusion of the strategic review of its EU business.

On August 2, 2022, the Company announced that it was conducting a strategic review of its business in mainland Europe, with the aim of further preserving cash and positioning the Company to achieve profitability without the need for further external capital.

Following a review of a range of strategic options, management has concluded that the right course of action is for Cazoo to now focus exclusively on its core opportunity in the UK, an enormous addressable market with approximately 8 million used car transactions and a value of over £100 billion annually.

Growth in the UK remains strong, with retail unit sales up over 100% year-on-year in July and August, despite the challenging macro-economic backdrop. The demand for our proposition leaves management very excited about the future opportunity for Cazoo and its ability to capture a 5% or greater UK market share.

The plan to withdraw from the EU is based on the material further investment that would be required for Cazoo to continue to scale its operations in the EU and the conflict this has with the Company’s priorities of cash conservation and achieving profitability without the need for additional capital.

As a result, the Company intends to commence an orderly wind down of its operations in Germany and Spain and is in consultation with its employee representatives in France and Italy. Cazoo will facilitate a structured closure for its customers, employees and suppliers and has notified the relevant employee representatives and unions in each market.

It is expected that the Company will achieve cash savings of over £100m, net of any wind down costs, as a result of its withdrawal from the EU, by the end of 2023. The Company believes that this decision will materially expedite its path to profitability and removes the requirement to raise any additional external funding.

The Company is now targeting cash flow breakeven by the end of 2023, at which point the Company expects to still have approximately £100m of cash on its balance sheet. The EU businesses represented <10% of Company revenues and retail units in H1 2022 and the Company believes this decision should have limited impact on its 2022 revenue and unit targets.

Alex Chesterman OBE, Founder & CEO of Cazoo, commented, “Given our target of reaching profitability by the end of next year, we have taken the tough decision to focus solely on the huge UK used car market, worth over £100bn+ annually. I would like to thank all our colleagues in the EU who are impacted by this decision, and we will of course look to support them in every way possible. We have built a market leading platform, team, brand and infrastructure in the UK, where we have now sold over 90,000 retail units since launch, despite the challenging macroeconomic backdrop. The strong customer demand we are seeing in the core UK business gives us high confidence in the future opportunity and the decision we have taken today to withdraw from mainland Europe ensures that our balance sheet remains strong and that we have a plan which we believe no longer requires any further external funding.”

About Cazoo - www.cazoo.co.uk

Our mission is to transform the car buying and selling experience across the UK by providing better selection, value, transparency, convenience and peace of mind. Our aim is to make buying or selling a car no different to ordering any other product online, where consumers can simply and seamlessly buy, sell or finance a car entirely online for delivery or collection in as little as 72 hours. Cazoo was founded in 2018 by serial entrepreneur Alex Chesterman OBE and is a publicly traded company (NYSE: CZOO).

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of Cazoo may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (1) the implementation of and expected benefits from our business realignment plan, the winddown of operations in mainland Europe and other cost-saving initiatives; (2) realizing the benefits expected from the business combination (the “Business Combination”) with Ajax I; (3) achieving the expected revenue growth and effectively managing growth; (4) executing Cazoo’s growth strategy in the UK; (5) achieving and maintaining profitability in the future; (6) global inflation and cost increases for labor, fuel, materials and services; (7) geopolitical and macroeconomic conditions and their impact on prices for goods and services and on consumer discretionary spending; (8) having access to suitable and sufficient vehicle inventory for resale to customers and reconditioning and selling inventory expeditiously and efficiently; (9) availability of credit for vehicle financing and the affordability of interest rates; (10) increasing Cazoo’s service offerings and price optimization; (11) effectively promoting Cazoo’s brand and increasing brand awareness; (12) expanding Cazoo’s product offerings and introducing additional products and services; (13) enhancing future operating and financial results; (14) acquiring and integrating other companies; (15) acquiring and protecting intellectual property; (16) attracting, training and retaining key personnel; (17) complying with laws and regulations applicable to Cazoo’s business; (18) successfully deploying the proceeds from the Business Combination and the issuance of $630 million of convertible notes to an investor group led by Viking Global Investors; and (19) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Forward-Looking Statements” in the Report on Form 6-K filed with the U.S. Securities and Exchange Commission (the “SEC”) by Cazoo Group Ltd on June 9, 2022 and in subsequent filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the disclosure included in other documents filed by Cazoo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Cazoo assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Cazoo gives no assurance that it will achieve its expectations.

Contacts

Investor Relations:

Cazoo: Robert Berg, Director of Investor Relations and Corporate Finance, investors@cazoo.co.uk

ICR: cazoo@icrinc.com

Media:

Cazoo: Lawrence Hall, Group Communications Director, lawrence.hall@cazoo.co.uk

Brunswick: Chris Blundell/Simone Selzer +44 20 7404 5959 / cazoo@brunswickgroup.com